February 1, 2007

Mail Stop 4561

Mr. Bernard Asher
President, Chief Financial Officer and Treasurer
Gray Peaks, Inc.
1320 Tower Road
Schaumberg, IL 60173

Re: Gray Peaks, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006
        File No. 333-118255

Dear Mr. Asher:

        We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief

cc: Warren J. Archer (*via facsimile*)